UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  GENVEC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37246C109
      --------------------------------------------------------------------
                                 (CUSIP Number)

                              Jeffrey B. Steinberg
                             HealthCare Ventures LLC
                                44 Nassau Street
                           Princeton, New Jersey 08542
                                 (609) 430-3900
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 21, 2001
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 19 pages)

CUSIP NO. 37246C109               SCHEDULE 13D                Page 2 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HealthCare Ventures V, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,791,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,791,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,791,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.905%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 3 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HealthCare Partners V, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,791,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,791,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,791,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.905%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 4 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HealthCare Ventures VI, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,791,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,791,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,791,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.905%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 5 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HealthCare Partners VI, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,791,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,791,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,791,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.905%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 6 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James H. Cavanaugh, Ph.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,582,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,582,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,582,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 7 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Harold R. Werner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,582,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,582,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,582,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 8 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William Crouse
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,582,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,582,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,582,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D                Page 9 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John W. Littlechild
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,582,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,582,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,582,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D               Page 10 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Christopher Mirabelli, Ph.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,582,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,582,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,582,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D               Page 11 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Augustine Lawlor
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,582,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,582,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,582,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.81%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 37246C109               SCHEDULE 13D               Page 12 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Eric Aguiar, Ph.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,791,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,791,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,791,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.905%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 37246C109                                          Page 13 of 19 pages


Item 1. Security and Issuer.

      This statement relates to the common stock, $.001 par value each ("Common Stock") of GenVec, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 65 West Watkins Mill Road, Gaithersburg, Maryland 20878

Item 2. Identity and Background.

            (a) The name of the reporting persons are HealthCare Ventures V, L.P. ("HCVV"), HealthCare Partners V, L.P. ("HCPV"), HealthCare Ventures VI, L.P. ("HCVVI"), HealthCare Partners VI, L.P. ("HCPVI"), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor (HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are hereafter sometimes hereinafter referred to as the "Reporting Persons"). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.(1) HCVV, HCPV, HCVVI and HCPVI are limited partnerships organized and existing under the laws of the State of Delaware. HCPV is the General Partner of HCVV and HCPVI is the General Partner of HCVVI. Drs. Cavanaugh and Mirabelli and, Messrs.Werner, Crouse, Littlechild and Lawlor are the general partners of HCPV and Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are the general partners of HCPVI.

            (b) The business address for HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh and Aguiar and, Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is One Kendall Square, Building 300, Cambridge, Massachusetts 02339.

            (c) Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Aguiar and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is One Kendall square, Building 300, Cambridge, MA 02339.

            (d)   Not Applicable.

            (e)   Not Applicable.

----------
(1) Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild, Crouse and Lawlor are the general partners of HCPV, the General Partner of HCVV, the record holder of the Issuer's securities. In addition to the foregoing, Dr. Aguiar is a general partner of HCPVI, the General Partner of HCVVI, the record holder of the Issuer's securities.

Cusip No. 37246C109                                          Page 14 of 19 pages


            (f) Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            HCVV purchased 1,791,000 shares of the Common Stock of the Issuer at $3.60 per share for an aggregate purchase price of $6,447,600 and HCVVI purchased 1,791,000 shares of the Common Stock of the Issuer at $3.60 per share for an aggregate purchase price of $6,447,600. Together, HCVV and HCVI purchased 3,582,000 shares of the Common Stock of the Issuer at $3.60 per share for an aggregate purchase price of $12, 895,200.00. HCVV and HCVVI used working capital to purchase the shares of Common Stock.

Item 4. Purpose of Transaction.

            HCVV and HCVVI acquired the shares of the Common Stock of the Issuer being reported herein for investment purposes. Pursuant to an Investor Rights Agreement, dated as of December 21, 2001 (the "Agreement"), by and among the Issuer, HCVV and HCVVI, the Issuer agreed that by January 1, 2002, its board of directors shall consist of one director designee of HCVV and HCVVI who shall fill a vacancy in a class of directors of the Board in accordance with the provisions of the Issuer's by-laws. In accordance with the Agreement, the Issuer is required to maintain such composition in its board of directors at all times during the term of the Agreement. A copy of the Agreement is attached hereto as Exhibit "B."

            Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of
            Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their positions and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

            (a) HCVV directly beneficially owns 1,791,000 shares of the Common Stock of the Issuer representing 9.905% of the issued and outstanding shares of Common Stock of the Issuer. HCVVI directly beneficially owns 1,791,000 shares of the Common Stock of the Issuer representing 9.905% of the issued and outstanding shares of Common Stock of the Issuer. HCPV may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 9.905% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock. HCPVI may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 9.905% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor may be deemed to indirectly beneficially own 3,582,000 shares of the Common Stock of the Issuer representing 19.81% of the issued and outstanding shares of the Common Stock of the Issuer as general partners

Cusip No. 37246C109                                          Page 15 of 19 pages


                  of each of HCPV and HCPVI, the General Partners of HCVV and HCVVI, respectively. Dr. Aguiar may be deemed to indirectly beneficially own 1,791,000 shares of the Common Stock of the Issuer representing 9.905% of the issued and outstanding shares of the Common Stock of the Issuer as a general partner of HCPVI, the General Partner of HCVVI.

            (b) HCVV and HCPV have the sole power to vote all of the 1,791,000 shares of the Common Stock of the Issuer currently owned by HCVV. HCVVI and HCPVI have the sole power to vote all of the 1,791,000 shares of the Common Stock of the Issuer currently owned by HCVVI. Drs. Cavanaugh and Mirabelli and Messrs. Werner Crouse, Littlechild and Lawlor share the power to vote or direct the vote of the 3,582,000 shares owned by HCVV and HCVVI. Dr. Aguiar shares the power to vote or direct the vote of the 1,791,000 shares owned by HCVVI.

            (c) During the past 60 days, the Reporting Persons acquired the following shares of the Issuer's Common Stock in a private transaction:

DATE OF TRANSACTION    NO. OF SHARES PURCHASED   PRICE PER SHARE
-------------------    -----------------------   ---------------

      12/21/01                3,582,000               $3.60

            (d)   Not Applicable.

            (e)   Not Applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            As described in Item 4 above, HCVV and HCVVI entered into an Investors Rights Agreement, which requires a designee of HCVV and HCVVI to be elected to the Issuer's board of directors. In addition, the Agreement provides that the Issuer extend registration rights, pre-emptive and other rights each as are more fully set forth in the Agreement, a copy of which is attached hereto as Exhibit "B."

Item 7. Material to be Filed as Exhibits.

            (i) Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

            (ii) Investor Rights Agreement by and among the Issuer, HCVV and HCVVI, dated as of December 21, 2001.

Cusip No. 37246C109                                          Page 16 of 19 pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2001        HealthCare Ventures V, L.P.,
       Princeton, New Jersey    by its General Partner, HealthCare Partners V,
                                L.P.

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner


Dated: December 26, 2001        HealthCare Partners V, L.P.
       Princeton, New Jersey

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner


Dated: December 26, 2001        HealthCare Ventures VI, L.P.,
       Princeton, New Jersey    by its General Partner, HealthCare
                                Partners VI, L.P.

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner


Dated: December 26, 2001        HealthCare Partners VI, L.P.
       Princeton, New Jersey

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner

Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                    James H. Cavanaugh, Ph.D.

Cusip No. 37246C109                                          Page 17 of 19 pages


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey               --------------------------------------------
                                    Harold R. Werner


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                       William Crouse


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Cambridge, Massachusetts     --------------------------------------------
                                       John W. Littlechild


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Cambridge, Massachusetts     --------------------------------------------
                                       Christopher Mirabelli


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Cambridge, Massachusetts     --------------------------------------------
                                       Augustine Lawlor


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                       Eric Aguiar

Cusip No. 37246C109                                          Page 18 of 19 pages


                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GenVec, Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 26, 2001        HealthCare Ventures V, L.P.,
       Princeton, New Jersey    by its General Partner, HealthCare Partners V,
                                L.P.

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner


Dated: December 26, 2001        HealthCare Partners V, L.P.
       Princeton, New Jersey

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner


Dated: December 26, 2001        HealthCare Ventures VI, L.P.,
       Princeton, New Jersey    by its General Partner, HealthCare
                                Partners VI, L.P.

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner


Dated: December 26, 2001        HealthCare Partners VI, L.P.
       Princeton, New Jersey

                                By: S/ Jeffrey Steinberg, Administrative Partner
                                    --------------------------------------------
                                    Administrative Partner

Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                    James H. Cavanaugh, Ph.D.

Cusip No. 37246C109                                          Page 19 of 19 pages


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                    Harold R. Werner


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                       William Crouse


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Cambridge, Massachusetts     --------------------------------------------
                                       John W. Littlechild


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Cambridge, Massachusetts     --------------------------------------------
                                       Christopher Mirabelli


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Cambridge, Massachusetts     --------------------------------------------
                                       Augustine Lawlor


Dated: December 26, 2001        By: S/ Jeffrey Steinberg, Attorney-in-Fact
       Princeton, New Jersey        --------------------------------------------
                                       Eric Aguiar

                                                                       Exhibit B

                                   GENVEC INC.

                            INVESTOR RIGHTS AGREEMENT

      THIS INVESTOR RIGHTS AGREEMENT (the "Agreement") is entered into as of December 21, 2001, by and among GenVec Inc., a Delaware corporation (the "Company"), and the holders of the Company's Common Stock set forth on Exhibit A hereto. All of the holders of such shares of Common Stock shall be referred to hereinafter as the "Investors" and each individually as an "Investor."

                                    RECITALS

            WHEREAS, the Company proposes to sell and issue up to 3,582,000 shares of its Common Stock to the Investors;

      WHEREAS, as a condition of purchasing the shares of Common Stock, the Investors have requested that the Company extend to them registration rights, pre-emptive and other rights as set forth below;

      NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement and the investment of the Investors in the Common Stock, the parties mutually agree as follows:

SECTION 1. GENERAL

      1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

            "Common Stock" means the Common Stock, $.001 par value of the Company.

            "Equity Percentage" shall mean, as to any Holder, that percentage figure which expresses the ratio that (a) the number of shares of issued and outstanding Common Stock then owned by such Holder bears to (b) the aggregate number of shares of issued and outstanding Common Stock.

            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

            "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

            "HCV V" means HealthCare Ventures V, LP.

            "HCV VI" means HealthCare Ventures VI, LP.

            "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities in accordance with Section 2.8 hereof.

            "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

            "Registrable Securities" means (a) the Shares and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above described securities. Notwithstanding the foregoing, Registrable Securities shall not include as to any Holder, any securities (i) sold by a person to the public pursuant to a registration statement or Rule 144 under the Securities Act, (ii) eligible to be sold by a particular Holder under Rule 144(k) under the Securities Act or (iii) sold in a private transaction in which the transferor's rights under Section 2 of this Agreement are not assigned.

            "Registrable Securities then outstanding" shall be the number of shares determined by calculating the total number of shares of the Company's Common Stock that are Registrable Securities and either (a) are then issued and outstanding or (b) are issuable pursuant to then exercisable or convertible securities.

            "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 2.2 and 2.3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements not to exceed an aggregate of $20,000 of a single special counsel for the Holders, blue sky fees and expenses and the fees and expenses of all independent accountants retained by the Company (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

            "SEC" or "Commission" means the Securities and Exchange Commission.

            "Securities Act" shall mean the Securities Act of 1933, as amended.

            "Selling Expenses" shall mean all underwriting fees, discounts and selling commissions applicable to the sale.

            "Shares" shall mean the Company's Common Stock issued to the Investors listed on Exhibit A hereto and their permitted assigns.

SECTION 2. REGISTRATION; RESTRICTIONS ON TRANSFER

      2.1 Restrictions on Transfer.

            (a) Each Holder agrees not to make any disposition of all or any portion of the Shares or Registrable Securities unless and until:

                  (i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement;

                  (ii) Such disposition is made pursuant to and in compliance with Rule 144; or

                  (iii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement by executing a counterpart signature page hereto (which shall not be deemed to be an amendment hereto), (B) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act.

                  (iv) Notwithstanding the provisions of paragraphs (i), (ii) and (iii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by a Holder which is: (A) a Holder's transfer without consideration of any or all Shares held either during such Holder's lifetime or on death by will or intestacy to such Holder's immediate family or to any custodian or trustee for the account of such Holder or such Holder's immediate family. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Holder making such transfer; (B) a Holder's transfer of any or all of such Holder's Shares to the Company; (C) a corporate Holder's transfer of any or all of its Shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate Holder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate Holder; (D) a corporate Holder's transfer without consideration of any or all of its Shares to any or all of its stockholders; (E) a transfer by a Holder which is a limited or general partnership to any or all of its partners or former partners; (F) a transfer without consideration by a limited liability company to its members or former members in accordance with their interest in the limited liability company; and (G) a transfer without consideration by a Holder to a retirement plan (regardless of form) created by a Holder for the primary benefit of, or in trust for, the Holder and/or such Holder's immediate family or a transfer from such retirement plan to the designated beneficiary or beneficiaries thereof; provided that in each case the transferee has agreed in writing to be bound by the terms of this Agreement by executing a counterpart signature page hereto (which shall not be deemed to be an amendment hereto).

            (b) Each certificate representing Shares or Registrable Securities shall (unless otherwise permitted by the provisions of the Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

            (c) The Company shall be obligated to reissue promptly unlegended certificates at the request of any Holder thereof if the Holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be unlegended may lawfully be so disposed of without registration, qualification or legend.

            (d) Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop transfer instructions with respect to such securities shall be removed upon receipt by the Company of an order of the appropriate blue sky authority authorizing such removal.

                        (e) Notwithstanding the foregoing provisions of this
Section 2.1, the restrictions imposed by this Section 2.1 upon the transferability of any Restricted Securities shall cease and terminate when (a) any such Restricted Securities are sold or otherwise disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in a registration statement or such other method contemplated by Section
2.1 hereof that does not require that the securities transferred bear the legend set forth in Section 2.1(b) hereof, including a transfer pursuant to Rule 144 under the Securities Act or a successor rule thereof (as amended from time to time), or (b) the holder of Restricted Securities has met the requirements for transfer of such Restricted Securities pursuant to subparagraph (k) of Rule 144 under the Securities Act or a successor rule thereof (as amended from time to time) promulgated by the Commission under the Securities Act. Whenever the restrictions imposed by this Section 2.1 have terminated, a holder of a certificate for Restricted Securities as to which such restrictions have terminated shall be entitled to receive from the Company, without expense, a new certificate not bearing the restrictive legend set forth in Section 2.1(b) hereof and not containing any other reference to the restrictions imposed by this Section 2.1.

                        (f) During the period beginning 30 days prior to the date of this Agreement and ending on the date of this Agreement, each Investor represents, warrants, covenants and agrees that neither it, nor any persons acting under its direction or control, has engaged, directly or indirectly, in any trading of Common Stock, including but not limited to short sales (as defined in any applicable SEC or NASD rules) or hedging of any kind, other than as contemplated by the Stock Purchase Agreement entered into by and among the Company and the Investors dated as of the date hereof (the "Stock Purchase Agreement"). Further, each Investor agrees that it will not, and that it will cause any persons acting under its direction or control not to, directly or indirectly, engage in any short sales of or hedging transactions, in violation of applicable SEC or NASD rules, with respect to the Company's Common Stock while such Investor or person acting under its direction or control holds any of the Shares.

      2.2 Shelf Registration. The Company shall within thirty (30) days from the date of this Agreement (the "Filing Date") file a registration statement under the Securities Act covering all of the Registrable Securities then outstanding for an offering to be made on a continuous basis pursuant to Rule 415 in accordance with the intended method of distribution of the Holders (the "Shelf Registration"). The Company shall use its reasonable best efforts to effect, as soon as practicable, the registration of all Registrable Securities to be registered and shall use its reasonable best efforts to cause the Shelf Registration to become effective within 90 days of the Filing Date (the "Required Effectiveness Date").

      2.3 Piggyback Registrations. The Company shall notify all Holders at least 15 days prior to the filing of any registration statement under the Securities Act covering the sale of securities of the Company for cash (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act) and will afford each such Holder an opportunity to include in such registration statement all or part of the Registrable Securities held by such Holder. Each Holder desiring to include Registrable Securities in any such registration statement shall notify the Company within 5 days after the notice from the Company. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company, all upon the terms and conditions set forth herein.

            (a) Underwriting Arrangements. The right of any Holder to registration pursuant to this Section 2.3 in connection with an underwritten offering shall be conditioned upon the participation by such Holder in the underwriting arrangements specified by the Company in connection with such registration and the inclusion of the Registrable Securities of such Holder in such underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the managing underwriter; provided, however, that none of the Holders shall be required to make any representations or warranties or provide indemnification except as it relates to such Holder's Registrable Securities, including such Holder's ownership of Shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder shall be limited to an amount equal to the net proceeds from the offering received by such Holder, except in the case of fraud. Notwithstanding any other provision of this Section 2.3, if the managing underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten the managing underwriter may limit the total number of Registrable Securities to be included in such registration to the extent set forth below. The Company shall so advise all Holders distributing Registrable Securities through such underwriting, and there shall be included in such registration and underwriting, first shares offered by the Company, then shares offered by any existing stockholder of the Company having registration rights senior to the Holders as of the date of this Agreement and thereafter Shares offered by the Holders on a pro-rata basis.

            (b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this
Section 2.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.4 hereof.

      2.4 Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 2.2 or any registration under
Section 2.3 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Company or the stockholders selling the securities, as the case may be.

      2.5 Obligations of the Company. Whenever required to register any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

            (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective, and, in the case of the Shelf Registration, keep such registration statement effective until the earlier of 24 months or until such time that each Holder may dispose of all Registrable Securities owned by such Holder without limitations as to volume or method of sale (the "Effectiveness Period").

                        (i) Notwithstanding the above, the Company may suspend the effectiveness of the Shelf Registration, suspend the use of any prospectus included therein ("Prospectus") and shall not be required to amend or supplement the Shelf Registration, any related Prospectus or any document incorporated therein by reference for a period of time not to exceed 60 consecutive days and in no event to exceed more than an aggregate of 90 days during any 12-month period (the "Pending Event Suspension Period"), if an event or circumstance occurs and is continuing that (A) has not been publicly disclosed and, if not disclosed in the Shelf Registration, any related Prospectus or any document incorporated therein by reference as then amended or supplemented would, in the Company's good faith reasonable judgment, result in the Shelf Registration, any related Prospectus or any such document containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein, or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (B) in the good faith judgment of the Board of Directors of the Company (the "Board"), after consultation with its outside securities counsel, the Company has a bona fide business purpose for not then disclosing the existence of such event or circumstance; provided, further, that the Effectiveness Period shall be extended by the number of days in any Pending Event Suspension Period occurring during the Effectiveness Period, and such period and any extension thereof is hereinafter referred to as the "Effectiveness Period."

                  In the event of the occurrence of any Pending Event Suspension Period, the Company will promptly notify the Holders in writing. The Company will also provide written notice to the Holders of the end of each Pending Event Suspension Period. Each Holder agrees to cease all public disposition efforts under any registration statement with respect to the Common Stock held by such Holder immediately upon receipt of notice of the beginning of any Pending Event Suspension Period and until the Holder receives notice of the end of such Pending Event Suspension Period.

                        (ii) Upon the occurrence of any Event (as defined below), as relief for the damages suffered therefrom by the Investors, the Company shall pay to each Holder, such amounts and at such times as shall be determined pursuant to this Section 2.5(a)(ii). For such purposes, each of the following shall constitute an "Event":

                  (A) the Shelf Registration is not filed in appropriate form on or prior to the Filing Date, in which case the Company shall pay (x) on the calendar day following the Filing Date an amount in cash equal to one-half of one percent (0.5%) of the aggregate purchase price paid by such Investor, plus
(y) on the calendar day following every 30-calendar day period following the Filing Date beginning with the 31st calendar day after the Filing Date an amount in cash equal to one percent (1.0%) of the aggregate purchase price paid by such Investor, provided that no such amounts shall be required to be paid by the Company after the cure of such Event;

                  (B) the Shelf Registration is not declared effective on or prior to the Required Effectiveness Date, in which case the Company shall pay
(x) on the calendar day following the Required Effectiveness Date an amount in cash equal to one-half of one percent (0.5%) of the aggregate purchase price paid by such Investor, plus (y) on the calendar day following every 30-calendar day period beginning with the 31st calendar day after the Required Effectiveness Date an amount in cash equal to one percent (1.0%) of the aggregate purchase price paid by such Investor, provided that no such amounts shall be required to be paid by the Company after the cure of such Event; or

                  (C) the Shelf Registration is declared effective but thereafter, except pursuant to an allowable Pending Event Suspension Period in compliance with Section 2.5(a)(i) hereof, ceases to be effective or usable for any period of five consecutive trading days (an "Effectiveness Default"), in which case the Company shall pay (x) on the calendar day following the date of the Effectiveness Default an amount in cash equal to one-half of one percent (0.5%) of the aggregate purchase price paid by such Investor, plus (y) on the calendar day following every 30-calendar day period following the Effectiveness Default beginning with the 31st calendar day after the Effectiveness Default an amount in cash equal to one percent (1.0%) of the aggregate purchase price paid by such Investor, provided that no such amounts shall be required to be paid by the Company after the cure of such Event.

            (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in paragraph (a) above including such amendments as may be necessary for the Holders to sell their Registrable Shares in an underwritten offering.

            (c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

            (d) Use its reasonable best efforts to register or qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions in the United States of America as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation, register as a broker or dealer in securities or file a general consent to service of process in any such states or jurisdictions.

            (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering and otherwise cooperate with the Holders as requested in connection with such offering, including, without limitation, causing its President and Chief Executive Officer and Chief Financial Officer to participate in a "road show" in connection with such underwritten offering.

            (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. Each Investor agrees to cease all public disposition efforts under any registration statement with respect to the Common Stock held by such Investor immediately upon receipt of such notice and until the Investor receives notice that such deficiency has been cured.

            (g) Request that (i) counsel representing the Company for the purposes of such registration furnish to the Holders, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, an opinion, dated as of such date, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) the Company's auditors furnish to the Holders, a letter dated as of such date, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters.

            (h) Cause the Registrable Securities to be listed or included on each securities exchange on which similar securities are then listed or included.

            (i) Following the effective date of the Shelf Registration, issue to transferees of the Holders which are limited partners of the Holders, certificates representing the Shares that will be free of any restrictive legends if, and to the extent, such transferees execute a representation letter reasonably acceptable to the Company with respect to compliance with federal and state securities laws.

      2.6 Furnishing Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.2 or 2.3 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities and such other information as shall be required to effect the registration of their Registrable Securities.

      2.7 Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 2.2 or 2.3:

            (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder and the partners, officers, directors and stockholders of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or
(iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to each such Holder, partner, officer, director, stockholder, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action (subject to recoupment if this indemnification is determined to be inapplicable); provided however, that the indemnity agreement contained in this Section 2.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs (i) in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, stockholder, underwriter or controlling person of such Holder or (ii) pursuant to such Holder's use of an outdated or defective prospectus after the Company has notified such Holder that the prospectus is outdated or defective.

            (b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, severally and not jointly, indemnify and hold harmless the

Company, each of its directors, officers, agents, employees and its legal counsel and independent accountants, and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors, officers, agents, employees, stockholders, legal counsel and independent accountants, or any person who controls such Holder, against any losses, claims, damages or liabilities to which the Company or any such person may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration statement; and each such Holder will pay as incurred any legal or other expenses reasonably incurred by the Company or any such person in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this Section 2.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 2.7(b) exceed the net proceeds from the offering received by such Holder.

            (c) Promptly after receipt by an indemnified party under this
Section 2.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, if such indemnified party shall have been advised by counsel that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding; provided further, however, that the indemnifying party shall not be responsible for the fees and expenses of more than one counsel for all indemnified parties. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.7.

            (d) If the indemnification provided for in this Section 2.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

            (e) The obligations of the Company and Holders under this Section
2.7 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

      2.8 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities and to provide indemnification pursuant to this
Section 2 may be assigned by a Holder to a transferee or assignee of Registrable Securities which (a) is a subsidiary, parent, general partner, limited partner, retired partner, member, retired member or affiliate of a Holder, (b) is a Holder's immediate family member or trust for the benefit of an individual Holder or immediate family members or (c) acquires at least 50,000 shares of Registrable Securities (as adjusted for stock splits, combinations and similar events); provided, however, (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement by executing a counterpart signature page hereto (which shall not be deemed to be an amendment hereto).

      2.9 Amendment of Registration Rights. Any provision of this Section 2 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of at least a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section 2.9 shall be binding upon each Holder and the Company. By acceptance of any benefits under this Section 2, Holders of Registrable Securities hereby agree to be bound by the provisions hereunder.

      2.10 Limitation on Subsequent Registration Rights. After the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights senior to those granted to the Holders hereunder.

      2.11 Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

            (a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act;

            (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

            (c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

SECTION 3 COVENANTS OF THE COMPANY

      3.1 Inspection Rights. Each Holder shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries, and to discuss the affairs, finances and accounts of the Company or any of its subsidiaries with its officers, and to review such information as is reasonably requested all during normal business hours following reasonable notice and as often as may be reasonably requested; provided, however, that the Company shall not be obligated under this Section 3.1 with respect to any Holder that is a competitor of the Company.

      3.2 Confidentiality of Records. Each Holder agrees to use, and to use its reasonable best efforts to insure that its authorized representatives use, the same degree of care as such Holder uses to protect its own confidential information to keep confidential any information furnished to it which the Company identifies in writing as being confidential or proprietary (so long as such information is not in the public domain), except that such Holder may disclose such proprietary or confidential information to any partner, subsidiary or parent of such Holder for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent is advised of the confidentiality provisions of this Section 3.2.

      3.3 Board of Directors; Committees; By-laws.

            (a) Voting for Directors. Effective January 1, 2002, the Board of Directors of the Company, subject to its fiduciary duties, shall elect the Investors' designee to fill a vacancy in a class of directors of the Board in accordance with the provisions of the Company's by-laws. During the remaining term of this Agreement, at each annual meeting of the stockholders of the

Company and at each special meeting of the stockholders of the Company called for the purposes of electing directors of the class in which the director elected pursuant to this Section 3.3(a) is included, and at any time at which stockholders of the Company shall have the right to, or shall, vote for or consent to the election of such class of directors, then the Company shall nominate for election and the Board shall so support in connection with the election thereto one (1) director designated by the Investors who is reasonably satisfactory to the Company. The Company shall use its reasonable best efforts to effectuate the purposes of this Section 3.3.

                  (b) Notices. The Investors shall notify the Company in writing of the persons designated by it pursuant to Section 3.3(a) above as nominee for election to the Board, and shall promptly furnish all information necessary for all required filings with the SEC. In the absence of any notice from the Investors, the director then serving and previously designated by the Investors shall be renominated.

                  (c) Vacancy. Any vacancy on the Board created by the resignation, removal, incapacity or death of any person designated under the foregoing provisions of this Section 3.3 shall be filled by another person designated by the Investors. Each member of the Board shall vote in accordance with each such new designation, and no such vacancy shall be filled in the absence of a new designation by the original Designating Party.

      3.4 Directors' Expenses. The Director elected pursuant to Section 3.3 hereof shall be entitled to compensation, reimbursement for reasonable out of pocket expenses incurred in connection with the performance of his or her duties as a Director, Directors' liability insurance and indemnification in accordance with the policies established by the Board for all Directors generally.

      3.5 Indemnification With Respect to Holders; Advancement. In the event that either of HCV V, HCV VI, or any director, officer, employee, affiliate or agent thereof (the "Indemnitees"), becomes involved in any action, proceeding, investigation or inquiry in connection with or arising out of any matter by virtue of the service of any Indemnitee as a director of the Company, the Company shall, to the extent legally permissible, reimburse each Indemnitee for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred by such Indemnitee in connection therewith, and all liabilities, damages, losses, settlements, claims, actions, suits, penalties, fines, costs or expenses (including, without limitation, attorneys' fees), incurred by or asserted against any Indemnittee of whatever kind or nature, on terms no less favorable than those provided to any similarly situated director of the Company. The foregoing agreement shall be in addition to any rights that any Indemnitee may have at common law or otherwise.

SECTION 4 PRE-EMPTIVE RIGHTS

      4.1 Subsequent Offerings. Each Holder shall have the pre-emptive right to purchase its Equity Percentage of all Equity Securities, as defined below, that the Company may, from time to time, propose to sell and issue after the date of this Agreement, other than the Equity Securities excluded by Section 4.5 hereof. The term "Equity Securities" shall mean (i) any Common Stock or Preferred Stock of the Company, (ii) any security convertible, with or without consideration, into any Common Stock or Preferred Stock (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock or Preferred Stock or (iv) any such warrant or right.

      4.2 Exercise of Rights. If the Company proposes to issue any Equity Securities, it shall give the Holders notice of its intention, describing the Equity Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Holder shall have 20 days from the giving of such notice to agree to purchase up to its Equity Percentage of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving notice to the Company and stating therein the quantity of Equity Securities it agrees to purchase. If some but not all of the Holders elect to purchase their Equity Percentage of the offered Equity Securities, those electing Holders shall have five additional days to agree to purchase all but not less than all of the offered Equity Securities that were available for purchase by the non-electing Holders, allocated pro rata among the electing Holders who choose to purchase such additional offered Equity Securities. Notwithstanding the above, if the pre-emptive rights hereunder are exercised by HCV V or HCV VI in connection with a firm commitment underwritten public offering, HCV V and HCV VI shall, if requested, comply with reasonable conditions and procedures imposed by the managing underwriters thereof and otherwise with applicable rules and regulations.

      4.3 No Termination Upon Waiver of Pre-Emptive Rights. The pre-emptive rights established by this Section 4 shall not terminate nor be deemed to be waived with respect to any subsequent transactions if the Holders and/or their assignees do not exercise their rights as provided in Section 4.2 to purchase Equity Securities offered to them pursuant to Section 4.1. The provisions of this Section 4 may be amended or waived only by the agreement of the Company and the holders of at least a majority of the shares of Common Stock purchased by the Investors.

      4.4 Transfer of Pre-Emptive Rights. Each Holder may assign its pre-emptive rights under this Section 4 in whole or in part to one or more of the following: any subsidiary, parent, general partner, limited partner, retired partner, member, retired member, general partner of a general partner, affiliate or family trust of such Holder, who shall agree to be bound by this Agreement in connection with and following such assignment by executing a counterpart signature page hereto (which shall not be deemed to be an amendment hereto).

      4.5 Excluded Securities. The pre-emptive rights established by this
Section 4 shall have no application to any of the following Equity Securities:

            (a) shares of Common Stock (and/or options, warrants or other Common Stock purchase rights issued pursuant to such options, warrants or other rights) issued or to be issued to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to compensation plans, agreements, or other arrangements that are approved by the Board of Directors;

            (b) as to Holders other than HCV V and HCV VI, shares of Common Stock issued in connection with a firm commitment underwritten public offering;

            (c) any Equity Securities issued pursuant to such rights or agreements granted after the date of this Agreement, provided that the pre-emptive rights established by this Section 4 applied with respect to the initial sale or grant by the Company of such rights or agreements;

            (d) any Equity Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination;

            (e) any Equity Securities issued in connection with any stock split, stock dividend or recapitalization by the Company;

            (f) any Equity Securities issued pursuant to any equipment leasing arrangement, or debt financing from a bank or similar financial institution; and

            (g) any Equity Securities issued in connection with strategic transactions involving the Company and other entities, including but not limited to (i) joint ventures, manufacturing, marketing or distribution arrangements or
(ii) technology transfer or development arrangements.

SECTION 5 MISCELLANEOUS

      5.1 Termination. The rights and obligations of the Company and the Holders under this Agreement shall terminate as to any specific Holder at the earlier of
(i) such time that all Holders hereunder own, in the aggregate, less than 50% of the total Shares purchased by the Investors and (ii) seven years from the date hereof except that the provisions of Sections 2.7, 3.4 and 3.5 shall not terminate and shall extend until there is no representative, partner or designee of HCV V or HCV VI on the Board of Directors of the Company.

      5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

      5.3 Survival. Except as expressly provided herein, the representations, warranties, covenants, and agreements made herein shall survive any investigation made by any Holder and the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

      5.4 Further Assurances. Each party to this Agreement agrees to act in accordance herewith and not to take any action that is designed to avoid the intention hereof. From time to time, as and when requested by any party hereto, the other parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such party may reasonably deem necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement.

      5.5 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities and in particular any assignee, from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

      5.6 Entire Agreement. This Agreement, the Exhibits hereto, the Stock Purchase Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

      5.7 Severability. In case any provision of the Agreement shall be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      5.8 Amendment and Waiver.

            (a) Except as otherwise expressly provided, this Agreement may be amended or modified only upon the consent of (i) the Company, and (ii) the holders of at least a majority of the Shares.

            (b) Except as otherwise expressly provided, the obligations of the Company and the rights of the Holders under this Agreement may be waived only with the consent of the holders of at least a majority of the Shares.

      5.9 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power, or remedy, to the extent that the Company is not prejudiced thereby, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder's part of any breach, default or noncompliance under the Agreement or any waiver on such Holder's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

      5.10 Notices and Consents. All notices and consents required or permitted hereunder must be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Exhibit A hereto or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

      5.11 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

      5.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

      IN WITNESS WHEREOF, the parties hereto have executed this INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

                                        GENVEC, INC.


                                        By: /s/ Paul H. Fischer, Ph.D.
                                           ---------------------------------
                                        Name:  Paul H. Fischer, Ph.D.
                                        Title: President and Chief Executive
                                               Officer

INVESTORS:

                                        HEALTHCARE VENTURES VI, L.P.

                                        By: HealthCare Partners VI, L.P.
                                                     its General Partner

                                        By: /s/ Jeffrey B. Steinberg
                                           ----------------------------------
                                                Jeffrey B. Steinberg
                                                Title: Administrative Partner


                                        HEALTHCARE VENTURES V, L.P.

                                        By: HealthCare Partners V, L.P.
                                                    its General Partner

                                        By: /s/ Jeffrey B. Steinberg
                                           ----------------------------------
                                                Jeffrey B. Steinberg
                                                Title: Administrative Partner

                                    EXHIBIT A

INVESTORS

HEALTHCARE VENTURES VI, L.P.

HEALTHCARE VENTURES V, L.P.


                                       2